Exhibit 4.15
Private & Confidential
February 22, 2002
Mr. Marcos A. Riano
     [ *** ]
Dear Mr. Riano:
This letter will confirm the offer by Offshore Charts Ltd. (the “Company”) of employment to you for the position of Manager of Offshore Charts Ltd. This offer will remain open for your acceptance until one minute before midnight on Wednesday, February 27, 2002. The terms are as follows:
1.	Start Date: Your start date will be Monday, March 25, 2002 or a date that is acceptable to both parties.

2.	Office: You will be employed in the position noted above, located in North Vancouver, British Columbia, Canada, reporting to the Vice President of Operations of the Company. You shall devote the whole of your working time, attention and ability to the business of the Company. You shall not, without written consent of the Company, accept other employment, including part time employment. Your employment as noted above, subject to the Termination Clause listed below, will continue at the discretion of the Company.

3.	Responsibilities: Your prime responsibilities will be to fulfill the duties of Manager of Offshore Charts Ltd. as set forth by your supervisor. There may be other duties and special projects as deemed necessary from time to time.

4.	Salary: You will be paid a gross annual salary of $75,000 per year. Your compensation will be reviewed from time to time by your supervisor.

5.	Sales Commission: You will be paid a commission equal to 2% on all sales that you have completed for Offshore Charts Ltd. This payment will be consistent with the approved commission policy of the Company.

6.	Relocation: You will be eligible for a relocation allowance up to $25,000. Reimbursement will be made upon receipt of invoices. The condition for this allowance is continuous employment with the Company for a period of two years.

*	Certain information in this exhibit has been omitted as confidential, as indicated by [***]. This information has been filed separately with the Commission.
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Should you part with the Company within this period, a prorated amount, based on six-month increments, must be reimbursed to the Company.

7.	Hours of Work: The generally recognize “normal” business hours of 40 hours per week, a minimum of 8 hours per day, Monday to Friday inclusive. You can expect, however, that while we have designated “normal” office hours, this position will entail the need to work additional hours from time to time to meet the objectives of the position and overtime will not be paid.

8.	Option Plan: You may receive an option to purchase shares in the capital stock of Offshore Systems International Ltd. (“OSI”) in such amounts as set out in the Employees Stock Option Plan and at such prices as OSI’s Board of Directors determines at their sole and absolute discretion. The options shall be subject to the applicable rules and policies of the Employee Stock Option Plan and the relevant Stock Exchanges.

9.	Benefits: Participation in our Employee Benefits Plan is a condition of employment. The three-month waiting period will be waived, conditional to acceptance from our benefit carriers.

10.	Vacation: You will be entitled to three weeks of paid vacation per year after one year of employment to be taken at a time or times acceptable to the Company, acting reasonably, having regard to its operational requirements.

11.	Expenses: You will be reimbursed for all authorized traveling and out-of-pocket expenses actually, exclusively and necessarily incurred in the course of your duties on the provision of appropriate receipts.

12.	Termination: If your employment is terminated for reasons other than cause, you will receive notice or pay in lieu of notice for the “Notice Period”. The term “cause” in the preceding sentence shall include: any breach of fiduciary duty by you: persistent inability or unwillingness to fulfill material job requirements: unauthorized disclosure or use of the Company’s confidential information which has the potential to be material in its consequences to the Company: any dishonesty: serious insubordination: or repeated failure to follow responsible directives from the Company. Also, the Company will, during the Notice Period, continue employer contributions for those benefit plans for which the benefits insurer will allow benefit continuation after termination of employment. The Notice Period is eight weeks during the first year following commencement of this employment contract and one additional week per year of service. The Company may pay severance in lieu of Notice.

13.	Proprietary Rights: As a condition of your employment you agree to be bound by and execute the form of Proprietary Rights Agreement set out in Schedule A.
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14.	Governing law and jurisdiction. This agreement shall be governed by and construed in accordance with the law of the Province of British Columbia and the laws of Canada therein.
If you are in agreement with the terms of this offer, please sign and date one copy and return it to me.

Yours very truly Offshore Charts Ltd.
/s/ Kenneth Kirkpatrick
Ken Kirkpatrick
Vice President of Operations

I accept employment on the terms and conditions outlined in this letter.

/s/ Marcos Riano Employee signature	FEB 27, 2002 Date
Please sign one of the options below:

I verify that I met with __________________________________ on	I have read this agreement and its attachments, and I hereby waive independent legal advice.

, 2002 and provided independent legal advice with respect to the terms of the above-noted Employment Agreement, including all attached schedules as noted in the agreement thereof.	/s/ Marcos Riano Employee’s signature

Solicitor’s signature

(name — printed)

(name of firm — printed)
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Schedule A
PROPRIETARY RIGHTS AGREEMENT
Whereas I, Marcos Riano, recognize that OFFSHORE SYSTEMS INTERNATIONAL LTD. and its affiliates including without limitation Offshore Systems International Inc., Offshore Systems Ltd., Offshore Charts Ltd. (collectively, the “Company”) is engaged in a continuous program of software research and development and the marketing of software products and computer systems, and that the Company also provides technical support, consultation, and training services. I also recognize the importance of protecting the Company’s trade secrets, confidential information, partner and customer relationships and other proprietary information and related rights acquired through the Company’s expenditure of time, effort and money.
Therefore, because I wish to be employed by the Company in a capacity in which I will receive and/or contribute to the Company’s Confidential Information, and in consideration of the salary or wages I will receive from the Company and for my employment by the Company, I agree to be bound by the following terms and conditions:
1.	Definitions

For the purpose of this Agreement:
(a)	“Confidential Information” includes any of the following:
(i)	any and all versions of the software and related documentation owned or marketed by the Company, as well as the software and documentation owned by the Company’s suppliers and used internally by the Company, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

(ii)	all developments (as defined below):

(iii)	information regarding the Company’s business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, and information regarding the financial affairs of the Company;

(iv)	the names of the Company’s clients and the names of the Company’s business partners and suppliers of computer services and software to the Company, and the nature of the Company’s relationships with these clients, partners and suppliers.
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(v)	technical and business information of or regarding the clients of the Company obtained in order for the Company to provide such clients with training services and software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product and training plan of such clients; an

(vi)	any other trade secrets or confidential or proprietary information in the possession or control of the Company, but Confidential Information does not include information which is or becomes generally available to the public without my fault or which I can establish, through written records, was in my possession prior to its disclosure to me as a result of my work for the Company.
(b)	“Developments”: include all
(i)	software, documentation, data, designs, reports, flowcharts, training kits and other training materials, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications, or additions to the software products owned, marketed or used by the Company, and

(ii)	inventions, devices, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems and improvements, whether patentable or not developed, created, generated or reduced to practice by me, alone or jointly with others, during my employment with the Company or which result from tasks assigned to me by the Company or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Company.
2.	Non-Disclosure of Confidential Information

At all times during and subsequent to the termination of my employment with the Company, I shall keep in strictest confidence and trust the Confidential Information. I shall take all necessary precautions against unauthorized disclosure of the Confidential Information, and I shall not directly or indirectly disclose, allow access to, transmit or transfer the Confidential Information to a third party, nor shall I copy or reproduce the Confidential Information except as may be reasonably required for me to perform my duties for the Company.

3.	Restricted Use of Confidential Information
(a)	At all times during and subsequent to the termination of my employment with the Company, I shall not use the Confidential Information in any
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manner except as reasonably required for me to perform my duties for the Company.

(b)	Without limiting my obligations under subsection 3(a), I agree that at all times during and subsequent to the termination of my employment with the Company, I shall not use or take advantage of the Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any software which is competitive with any software owned or marketed by the Company.

(c)	Upon the request of the Company, and in any event upon the termination of my employment with the Company, I shall immediately return to the Company all materials, including all copies in whatever form, containing the Confidential Information which are in my possession or under my control.
4.	Ownership of Confidential Information
(a)	I acknowledge and agree that I shall not acquire any right, title or interest in or to the Confidential Information.

(b)	I agree to make full disclosure to the Company of each Development promptly after its creation. I hereby assign and transfer to the Company, and agree that the Company shall be the exclusive owner of, all of my right, title and interest to each Development throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. I further agree to cooperate fully at all times during and subsequent to my employment with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Development is created and to obtain patents or copyrights or the like covering the Developments. I agree that the obligations in this clause (b) shall continue beyond the termination of my employment with the Company with respect to Developments created during my employment with the Company.

(c)	I agree that the Company, its assignees and their licensees are not required to designate me as the author of any Developments. I hereby waive in whole all moral rights which I may have in the Developments, including the right to the integrity of the Developments, the right to be associated with the Developments, the right to restrain or claim damages for any distortion, mutilation or other modification of the Developments, and the right to restrain use or reproduction of the Developments in any context and in connection with any service, cause or institution.
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(d)	Listed in Appendix I to this Agreement are those works and inventions created by me, alone or jointly with others, prior to my employment by the Company, which are exempt from the operation of this Agreement. If nothing is listed in Appendix I, I represent that I have made no such works or inventions as of the date of this Agreement.
5.	Protection of Computer Systems and Software

I agree to take all necessary precautions to protect the computer systems and software of the Company and of the suppliers and clients of the Company.

6.	Non-Competition

I agree that while I am employed by the Company, and for twelve months following the termination of my employment with the company, without the prior written approval of the Board of Directors of the Company, I will not become engaged, directly or indirectly as an employee, consultant, partner, principal, agent, proprietor, shareholder (other than a holding of shares listed on a stock exchange that does not exceed 2% of the outstanding shares so listed) or advisor, in a business anywhere in the world where the Company marketed its products or services during the period of my employment with the Company; that develops or markets software competitive with the software owned or marketed by the Company, or provides consulting, maintenance, support or training services that are competitive with the consulting, maintenance, support or training services provided by the Company.

7.	Non-Solicitation of Clients

I agree that while I am employed by the Company, and for twelve months immediately following the termination of my employment with the company, I shall not, directly or indirectly, contact or solicit any Clients of the Company for the purpose of selling or supplying to these Clients or the Company any products or services which are competitive with the products or services sold or supplied by the Company at the time of my termination. The term “Client of the Company” in the preceding sentence means any business or organization that:

(a) was a client of the Company at the time of the termination of my employment with the Company; or

(b) became a client of the Company within six months after the termination of my employment with the Company if I was involved with the marketing effort in respect of such client prior to the termination of my employment with the Company.
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8.	Non-Solicitation of Employees

I agree that while I am employed by the Company, and for 12 months after the termination of my employment with the Company, I shall not directly or indirectly hire any employees of or consultants or contractors to the Company nor shall I solicit or induce or attempt to induce any persons who were employees of or consultants to the Company at the time of such termination or during the 90 days immediately preceding such termination, to terminate their employment or consulting agreement with the Company, without the prior consent of the Company.

9.	Confidentiality

Upon ceasing to be employed by the Company for whatever reason, I will immediately return to the Company all client lists, records and other material containing confidential information relating to the business and products of the Company.

I acknowledge and agree that such material is for the benefit of the Company and I agree to keep it confidential both during and at any and all times after my employment with the Company, all such information or property which related to the Company’s business and products.

10.	Reasonableness of Non-Competition and Non-Solicitation Obligations

I confirm that the obligations in Sections 6, 7 and 8 are fair and reasonable given that, among other reasons,

(i) the sustained contact I will have with the clients of the Company will expose me to Confidential Information regarding the particular requirements of these clients and the Company’s unique methods of satisfying the needs of these clients, all of which I agree not to act upon to the detriment of the Company; and/or

(ii) I will be performing important development work on the software owned or marketed by the Company, and I agree that the obligations in Sections 6, 7 and 8, together with my other obligations under this Agreement, are reasonably necessary for the protection of the Company’s proprietary interests. I further confirm that the geographic scope of the obligation in Section 6 is reasonable given the international nature of the market for the products and services of the Company. I also agree that the obligations in Sections 6, 7 and 8 are in addition to the non-disclosure and other obligations provided elsewhere in this Agreement. I also acknowledge that my obligations contained in this Agreement will not preclude me from becoming gainfully directly employed in the computer software industry or applicable product training following a termination of my employment with the Company given my general knowledge and experience in the computer industry.
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11.	Non-Conflicting Obligations

(a) I acknowledge and represent to the Company that my performance as an employee of the Company shall not breach any agreement or other obligation to keep confidential the proprietary information of any prior employer of mine or any other third party. I further acknowledge and represent that I am not bound by any agreement or obligation with any third party which conflicts with any of my obligations under this Agreement.

(b) I represent and agree that I will not bring to the Company, and shall not use in the performance of my work with the Company, any trade secrets, confidential information and other proprietary information of any prior employer of mine or any other third party. I represent and agree that in my work creating Developments I will not knowingly infringe the intellectual property rights, including copyright, of any third party.

(c) I agree that during the time that I am employed by the Company I shall devote my full working time and attention to the affairs of the Company and I shall not be employed by, or perform services for, or otherwise be engaged in any business with, any other entity without the prior written consent of the Company.

12.	Enforcement

I acknowledge and agree that damages may not be an adequate remedy to compensate the Company for any breach of my obligations contained in this Agreement, and accordingly I agree that in addition to any and all other remedies available, the Company shall be entitled to obtain relief by way of a temporary or permanent injunction to enforce the obligations contained in this Agreement.

13.	General

(a) This Agreement shall be governed by the laws in force in the Province of British Columbia. If any provision of this Agreement is wholly or partially unenforceable for any reason, such unenforceable provision or part thereof shall be deemed to be omitted from this Agreement without in any way invalidating or impairing the other provisions of this Agreement. In this Agreement any reference to a termination of employment shall include termination for any reason whatsoever and with or without cause.

(b) The rights and obligations under this Agreement shall survive the termination of my service to the Company and shall inure to the benefit of and shall be binding upon (i) my heirs and personal representatives and (ii) the successors and assigns of the Company.
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I HAVE READ THIS AGREEMENT. I UNDERSTAND IT, AND I HAVE HAD THE OPPORTUNITY TO OBTAIN INDEPENDENT LEGAL ADVISE IN RESPECT OF IT, AND I AGREE TO ITS TERMS.

I acknowledge having received a fully executed copy of this Agreement.		On behalf of the Company:

Employee:		OFFSHORE SYSTEMS INTERNATIONAL LTD.

Marcos Riano		President & CEO
Name (printed)		Title (Printed)

/s/ Marcos Riano		Per:	/s/ Kenneth Kirkpatrick
Employee Signature		Signature

Date:	February 27, 2002	Date:

Witness to the Employee’s signature:

Name (printed)

Witness’s Signature

Date:
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Private & Confidential
November 14, 2002
Marcos Riano
OSL Geomatics
Dear Marcos:
This letter will confirm your promotion from Manager of Operation to Director of Operations with OSI Geomatics, effective December 1, 2002. Your annual salary will be increased from $75,000 to $85,000 and all other conditions of your employment will remain the same.
If you are in agreement with the terms of this offer, please sign and date one copy of this letter and return it to me.
Marcos, I would like to take this opportunity to thank you for your contributions to the company and to wish you the very best in your role.

Yours very truly OSL Geomatics
/s/ Kenneth Kirkpatrick
Ken Kirkpatrick
Vice President & General Manager
I accept the terms and conditions of employment as outlined in this letter.

/s/ Marcos Riano	November 18, 2002

Employee signature	Date

February 27, 2007
Marcos Riano
c/o Mapcon Mapping Ltd.
#107-930 West 1st Street
North Vancouver, BC V7P 3N4
Dear Marcos,
The 2006 annual performance and salary reviews have been completed. This letter will confirm a change in your salary.
As of December 1, 2006, your annual salary will increase from $85,000 to $100,000 per annum.
I am also pleased to inform you that you have been awarded a bonus for fiscal year 2006 in the amount of $5,000.00.
Your salary change will be reflected on your March 2 pay (including retro payment).
For fiscal year 2007, the RRSP matching contribution amount will be a maximum of 4% of your base earnings.
In addition, for fiscal year 2007, you will be eligible for a potential bonus amount of up to 20% of your base salary. 10% of your bonus is contingent upon the meeting of divisional financial goals and 10% is contingent upon the meeting of your own personal non-financial objectives.
I would like to take this opportunity to thank you for your support and contribution to the success of the Company.

Sincerely, Mapcon Mapping Ltd.
/s/ Gary Manzer
Gary Manzer
GM Mapcon Mapping
LT

November 22, 2007
Marcos Riano
[***]
Dear Marcos,
This letter is to confirm that, effective today, you have been promoted from your role as Director, Operations of the Mapcon Mapping Division to Vice President and General Manager (VP & GM), Mapcon Mapping reporting to myself.
In addition to your current reporting structure, the Director of Business Development, the Sales Managers and the Divisional Controller will report to yourself.
As part of this promotion, your salary will increase from $100,000 per annum to $125,000 per annum retroactive to Friday, November 9, 2007.
In addition, for fiscal year 2008, you will be eligible for a potential bonus amount of up to 30% of your base salary for meeting financial and non-financial objectives which will be defined during the upcoming performance review process.
Congratulations, Marcos, and thank you for your continued support and contribution to the success of Mapcon Mapping.

Sincerely, OSI Geospatial Inc.
/s/ Kenneth Kirkpatrick
Ken Kirkpatrick
President & CEO
JJS

April 10, 2008
Marcos Riano
[***]
Re: Addendum to Employment Agreement Dated Feb 22, 2002
Dear Marcos,
This letter is to update the termination clause from your original employment letter dated February 22, 2002 and replace it with the following paragraphs:
“The Company may terminate your employment without cause either upon payment of a sum equivalent to 12 months’ base salary less statutory deductions, or by continuation of payment of your Base Salary for a period of 12 months following termination.
In addition, the Company will continue to pay the allowable employer’s portion of premiums under the Company’s employee benefits plan then in effect for you and your eligible dependants for a period of 12 months from the date of termination or until you are covered under another employer’s employee benefits plan, whichever occurs first. If you do become covered under another employer’s benefits plan within that 12 month period, you shall promptly notify the Company of that fact.”
Thank you, Marcos, for your continued support and contribution to the success of Mapcon Mapping.

Sincerely, Mapcon Mapping
/s/ Kenneth Kirkpatrick
Ken Kirkpatrick
President & CEO
JJS